ZOO ENTERTAINMENT, INC.
3805 Edwards Road, Suite 400
Cincinnati, Ohio  45209

April 27, 2011

Ryan Rohn
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	Zoo Entertainment, Inc.
Form 8-K Item 4.02
Filed on April 15, 2011
File No.: 001-34796

Dear Mr. Rohn:

We hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (the “Amendment”) to the Current Report on Form 8-K, as initially filed by Zoo Entertainment, Inc. (the “Company”) with the Commission on April 15, 2011 (the “Form 8-K”).  Set forth below is the Company’s response to the Commission’s comment given by letter dated April 20, 2011.

Form 8-K filed on April 15, 2011

1. We note that you have included on the facing page of the Form 8-K, the file number 333-124829 when the file number currently assigned to you in EDGAR is 001-34796.  Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing periodic reports in the future.  Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Response: The Company inadvertently listed its Commission File Number as 333-124829 and it acknowledges that its Commission File Number is 001-34796. The Company confirms that it will use 001-34796 when filing periodic reports in the future.

2. Please amend your filing to provide a brief description of the facts underlying the conclusion that previously issued financial statements should no longer be relied up as required by Item 4.02(a)(2) of Form 8-K.

Response: The Company reached the conclusion that previously issued financial statements should no longer be relied upon because it identified errors in such statements while it was completing its analyses in connection with the 2010 fiscal year-end audit.  Management and the Audit Committee of the Company have determined that the effect of such errors are material per Staff Accounting Bulletin No. 108, and as a result, the Company has determined that it will amend and restate its previously filed unaudited consolidated financial statements for the three months ended March 31, 2010, the three and six months ended June 30, 2010 and the three and nine months ended September 30, 2010. Specifically, these errors relate to revenue recognition, including royalty income, certain sales volume rebates earned by one customer and revenue recorded in connection with sales to one distributor.  In addition, the Company is correcting certain freight charges included in cost of goods sold that were recorded in the wrong quarter.  Also, the Company is reclassifying certain selling costs from cost of goods sold to selling and marketing expense, as well as reclassifying certain product financing costs from cost of goods sold to interest expense. The Company has revised the Amendment to address the Commission’s comment.

3. We note that you intend to file restated financial statements.  Please tell us how, and when, you will file them.

Response: The Company has determined that it will amend and restate its previously filed unaudited consolidated financial statements for the three months ended March 31, 2010, the three and six months ended June 30, 2010 and the three and nine months ended September 30, 2010 on Form 10-Q/A for each period prior to filing the Form 10-Q for the three months ended March 31, 2011.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our counsel at (212) 692-6806 with any comments or questions regarding the Amendment and please send a copy of any written comments to the following address.

Merav Gershtenman, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 692-6806
Fax: (212) 983-3115

Sincerely,

/s/ David Fremed
David Fremed
Chief Financial Officer